  A   M   E   X      M   I   N   I   N   G      C   O   R   P

S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

March 2, 2011

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on March 2, 2011 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

The TSX Venture Exchange has consented to the extension in the expiry date of 2,871,250 warrants at an exercise price of $1.00/share by extending the term for one additional year until March 16, 2012.  SAMEX originally issued the warrants pursuant to a private placement of 5,742,500 shares with 2,871,250 share purchase warrants attached, which was accepted for filing by the Exchange effective March 16, 2007.  These warrants were originally issued with a two-year term expiring March 16, 2009 and later extended to March 16, 2011. The new expiry date of the warrants is March 16, 2012.  The exercise price of the warrants will remain at $1.00 per share.

Item 5:

Full Description of Material Change

The TSX Venture Exchange has consented to the extension in the expiry date of 2,871,250 warrants at an exercise price of $1.00/share by extending the term for one additional year until March 16, 2012.  SAMEX originally issued the warrants pursuant to a private placement of 5,742,500 shares with 2,871,250 share purchase warrants attached, which was accepted for filing by the Exchange effective March 16, 2007.  These warrants were originally issued with a two-year term expiring March 16, 2009 and later extended to March 16, 2011. The new expiry date of the warrants is March 16, 2012.  The exercise price of the warrants will remain at $1.00 per share.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 2nd day of March, 2011.

“Larry D. McLean”

Director